

December 1, 2010

D. Craig Mense
Executive Vice President and
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

> **Re: CNA Financial Corporation**
> **Form 10-Q for Quarterly Period Ended September 30, 2010**
> **File No. 001-05823**

Dear Mr. Mense:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Note G. Claim and Claim Adjustment Expense Reserve, page 36

AE&P Reserves, page 37

1.   Based on the table presenting the impact of the Loss Portfolio Transfer on the Condensed Consolidated Statement of Operations, it appears that the gross loss on the retroactive reinsurance agreement with National Indemnity Company (NICO) is approximately $550 million. Please revise your disclosure to:

- Discuss the business reason for ceding these reserves to NICO when the transaction appears to result in a loss.
- Discuss why the loss is not an indication that the reserves ceded were under accrued in previous periods.

- Describe how you calculated the loss on the transaction, including the amount of the gross loss reserves ceded under the agreement. You disclose under the section "A&EP Reserves" that you paid a premium of $2 billion, transferred net reinsurance receivables of $215 million to NICO and ceded $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant